Exhibit 99.1

Moolec Has Received USDA Approval
For The First Genetically Modified Pea In History

Luxembourg. October 16, 2024 - Moolec Science SA (NASDAQ: MLEC; “the Company”), a leader in Molecular Farming technology, announced today that the U.S. Department of Agriculture’s (“USDA”) Animal and Plant Health Inspection Service (“APHIS”) has completed its Regulatory Status Review (“RSR”) for the Company’s genetically engineered (“GE”) peas which produce iron through bovine meat proteins. This is the third regulatory clearance from USDA-APHIS achieved by Moolec in an 18-month window, alongside its genetically engineered safflower and soybean for GLASO™ and Piggy Sooy™ products, respectively.

“With USDA approval for our GE pea, Moolec has now secured regulatory clearance for all of our key crops in the US: safflower, soybean, and pea,” said Gastón Paladini, CEO and Co-Founder of Moolec. “We are proud to be the only Molecular Farming company with three US regulatory approvals and a major commercial contract. This milestone underscores our leadership in the landscape with tangible, science-backed results.”

Moolec’s genetically engineered peas produce high yields of bovine myoglobin, a protein that boosts iron content, making it an ideal alternative for consumers seeking plant-based sources of iron. This product has the potential to revolutionize both the food ingredient market and the $65 billion pea industry by offering a nutritious, iron-rich alternative to traditional meat products.

Amit Dhingra, Chief Science Officer for the Company, stated, “The USDA-APHIS Regulatory Status Review for pea marks a significant milestone for Moolec. As the first review for GE pea, it represents a historic development. It validates Moolec’s strategic approach and exemplifies our commitment advancing sustainable food production through science and innovation. This approval is a critical step toward enhancing global food supply and meeting the growing demand for innovative, nutritious food solutions for the world.”

This approval not only showcases Moolec’s innovation in Molecular Farming but also highlights the company’s commitment to meeting the highest regulatory and safety standards. Moolec has also developed an Identity Preservation Program to ensure sustainable farming practices, promote stewardship for its crops and product quality for partners, clients and consumers alike.

According to USDA-APHIS regulation found at 7 CFR part 340, developers may submit a request for a RSR when they believe a GE plant is not subject to the regulation. APHIS reviews the GE plant and considers whether it might pose an increased plant pest risk compared to its non-GE comparator. If APHIS does not identify a greater pest risk relative to the comparator, the GE plant is not subject to this regulation. Regulation 7 CFR part 340 governs the importation, interstate movement, and the environmental release of certain organisms that have been modified or produced by genetic engineering.

The USDA-APHIS review process is a critical component of ensuring that genetically engineered crops can be grown safely, and this approval opens the floor for expanded field trials, seed scaling, and eventual commercialization. With increasing interest in science-based ingredients, this approval positions the company to lead a new wave of innovation in the food and agriculture sectors.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of PhDs and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This publication contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this publication, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this publication will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts

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